UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

SUPREME INDUSTRIES, INC.

(Name of Subject Company)

SUPREME INDUSTRIES, INC.

(Name of Person Filing Statement)

Class A Common Stock, $0.10 par value per share

Class B Common Stock, $0.10 par value per share

(Title of Class of Securities)

Class A Common Stock 868607102

Class B Common Stock 868607300

(CUSIP Number of Class of Securities)

With copies to:

John Dorbin	Bruce Newsome, Esq.
General Counsel	Haynes and Boone, LLP
Supreme Industries, Inc.	2323 Victory Ave., Suite 700
P.O. Box 237	Dallas, Texas 75219
2581 E. Kercher Road	Ph: (214) 651-5000
Goshen, Indiana 46528
(574) 642-3070
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (“Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) previously filed by Supreme Industries, Inc., a Delaware corporation (“Supreme”), with the Securities and Exchange Commission on August 22, 2017, relating to the offer (the “Offer”) by Wabash National Corporation, a Delaware corporation (“Parent”) and Redhawk Acquisition Corporation, a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), to purchase all of the issued and outstanding Class A common stock of Supreme, par value $0.10 per share (the “Class A Common Stock”), and the Class B common stock of Supreme, par value $0.10 per share (the “Class B Common Stock” and collectively with the Class A Common Stock, the “Shares”) for $21.00 per Share, in cash, without interest and less any applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 22, 2017, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

The information set forth in the Schedule 14D-9 remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule 14D-9.

Item 8.     Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the paragraph under the heading “Legal Proceedings” on page 45 of the Schedule 14D-9 and replacing it with the following paragraphs:

“On August 29, 2017, a putative class action lawsuit was filed on behalf of Supreme stockholders (captioned JS Halberstam Irrevocable Grantor Trust v. Supreme Industries, Inc., et al., Case No. 1:17-cv-01226-UNA (the “Halberstam Action”)) in the United States District Court for the District of Delaware against (a) Supreme and (b) the members of the Supreme Board (the “Halberstam Individual Defendants” and collectively with Supreme, the “Halberstam Defendants”). The complaint alleges (i) the Halberstam Defendants violated Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14d-9 promulgated pursuant to the Exchange Act because the Schedule 14D-9 allegedly omits material facts which render the Schedule 14D-9 false and/or misleading; (ii) the Halberstam Defendants violated Section 14(e) of the Exchange Act by issuing the Schedule 14D-9 in which the Halberstam Defendants allegedly made untrue statements of material facts or failed to state all material facts necessary in order to make the statements made, in light of the circumstances in which they were made, not misleading, or engaged in deceptive or manipulative acts or practices in connection with the Offer; and (iii) the Halberstam Individual Defendants violated Section 20(a) of the Exchange Act as controlling persons who had the ability to prevent the Schedule 14D-9 from allegedly being misleading. The plaintiff seeks, (i) an order that the Halberstam Action be maintained as a class action and certifying the plaintiff as the class representative and the plaintiff’s counsel as counsel for the class; (ii) a preliminary and a permanent injunction against the consummation of the Offer; (iii) if the Offer is consummated, a rescission of the Offer; (iv) an award of costs, including a reasonable allowance for attorneys’ and experts’ fees; and (v) such other relief as the court deems just and proper.

On August 29, 2017, a putative class action lawsuit was filed on behalf of Supreme stockholders (captioned Joseph Tola v. Supreme Industries, Inc. et al., Case No. 1:17-cv-01227-UNA (the “Tola Action”)) in the United States District Court for the District of Delaware against (a) Supreme, (b) the members of the Supreme Board (the “Tola Individual Defendants”), (c) Parent and (d) Purchaser. Collectively, Supreme, the Tola Individual Defendants, Parent and Purchaser being defined as the “Tola Defendants.” The complaint alleges (i) the Tola Defendants violated Section 14(e) of the Exchange Act by disseminating an allegedly misleading Schedule 14D-9 which allegedly contained statements that, in light of the circumstances under which they were made, omitted to state material facts necessary to make the statements therein not misleading; (ii) the Tola Defendants violated Section 14(d)(4) of the Exchange Act and Rule 14d-9 promulgated pursuant to the Exchange Act because the Schedule 14D-9 allegedly omits material facts which allegedly render the Schedule 14D-9 false and/or misleading; and (iii) the Tola Individual Defendants, Parent and Purchaser violated Section 20(a) of the Exchange Act as controlling persons who had the ability to prevent the Schedule 14D-9 from allegedly being misleading. The plaintiff seeks (i) an injunction against the consummation of the Offer, (ii) if the Offer is consummated, a rescission of the Offer, (iii) a direction that the Tola Individual Defendants file a Schedule 14D-9 that does not contain any untrue statement of material fact and that states all material facts required in it or necessary to make the statements contained therein not

1

misleading; (iv) a declaration that the Tola Defendants violated Sections 14(e), 14(d) and 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder; (v) an award of costs, including a reasonable allowance for attorneys’ and experts’ fees; and (vi) such other and further relief as the court deems just and proper.

The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the complaints for the Halberstam Action and the Tola Action, copies of which are attached as Exhibits (a)(12) and (a)(13), respectively, to this Schedule 14D-9 and are hereby incorporated herein by reference.”

2

Item 9.     Exhibits.

Item 9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(12)	Class Action Complaint, dated August 29, 2017 (JS Halberstam Irrevocable Grantor Trust v. Supreme Industries, Inc., et al.)*

(a)(13)	Class Action Complaint, dated August 29, 2017 (Joseph Tola v. Supreme Industries, Inc. et al.)*

* filed herewith

3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUPREME INDUSTRIES, INC.

By:	/s/ Mark D. Weber
Name:	Mark D. Weber
Title:	President and Chief Executive Officer

Dated: August 30, 2017